Exhibit 99.1

BEST Inc. Announces Unaudited Second Quarter 2022 Financial Results

HANGZHOU, China, August 17, 2022 -- BEST Inc. (NYSE: BEST) (“BEST” or the “Company”), a leading integrated smart supply chain solutions and logistics services provider in China and Southeast Asia (“SEA”), today announced its unaudited financial results for the second quarter ended June 30, 2022.

Johnny Chou, Founder, Chairman and CEO of BEST, commented, “The impact of the COVID-19 pandemic continued to weigh heavily on the overall economy growth in China and SEA. Despite these headwinds in the second quarter, BEST Supply Chain Management (“SCM”) achieved profitability while BEST Freight’s loss has significantly narrowed compared with the first quarter. In addition, our U.S. operations continued to be profitable for the period.”

“We maintained our focus on service quality, customer experience and efficiency improvement during the quarter. BEST Freight increased its on-time delivery rate by 11.4% quarter over quarter. Freight’s net loss narrowed by RMB115.7 million compared with the first quarter as we continued to reduce expenses and improve operating efficiency. BEST SCM achieved profitability due to our continuous focus on high margin key accounts and our cost reduction initiatives.”

“For BEST Global, we have significantly strengthened the quality of our services, including on-time delivery improvement that benefitted from the utilization of information technology and better infrastructure management of Global’s operations. We will accelerate our B2B2C and cross border business among PRC, SEA and the U.S. by synergizing with SCM and Freight. With these synergies and our cross-border initiatives, we are confident that BEST Global will return to its growth trajectory by the end of this year.”

“We are encouraged by the progress we have made since the launch of our Strategic Refocusing Program. Today we are operating as a leaner and more focused organization. As the pandemic eases, we are confident that BEST’s strength in technology, domestic and global supply chain management and logistics capabilities will allow us to rebound strongly and on the path to profitability.” concluded Mr. Chou.

Gloria Fan, BEST’s Chief Financial Officer, added, “While our second quarter revenue was impacted by the pandemic, we are pleased that our net loss from continuing operations narrowed significantly by RMB87.5 million or 27.1% quarter over quarter, excluding the one-time expenses associated with the Capital wind-down and ADS ratio change. We also maintained a strong balance sheet with cash and cash equivalents, restricted cash, and short-term investments of RMB4.4 billion, and a net cash position of RMB1.4 billion at the end of the second quarter. As we drive value for our customers through our Freight, integrated Supply Chain Management and Global logistics solutions, we believe we are on the right path to deliver sustainable growth and profitability.”

FINANCIAL HIGHLIGHTS(1)

For the Second Quarter Ended June 30, 2022:(2)

●	Revenue was RMB1,926.4 million (US$287.6 million), compared to RMB3,093.3 million in the second quarter of 2021. The decrease was primarily due to the winding-down of the BEST UCargo business line and lower volume of Freight and Global due to the COVID-19 pandemic. Revenue generated from UCargo was approximately RMB0.2 million (US$0.03 million), compared with RMB860.4 million in the same quarter of 2021.

●	Gross Loss was RMB93.8 million (US$14.0 million), compared to a gross profit of RMB86.2 million in the second quarter of 2021. The decrease was primarily due to the increased unit cost of the Freight and Global businesses and winding-down of the BEST Capital business line. Gross Loss Margin was 4.9%, compared to a Gross Profit Margin of 2.8% in the second quarter of 2021.

●	Net Loss from continuing operations was RMB337.1 million (US$50.3 million), compared to RMB146.9 million in the second quarter of 2021. Non-GAAP Net Loss from continuing operations(3)(4) was RMB317.2 million (US$47.4 million), compared to RMB116.9 million in the second quarter of 2021.

●	Diluted loss per ADS(5) from continuing operations was RMB3.88 (US$0.58), compared to a loss of RMB1.82 in the second quarter of 2021. Non-GAAP diluted loss per ADS(3)(4) from continuing operations was RMB3.63 (US$0.54), compared to a loss of RMB1.43 in the second quarter of 2021.

●	EBITDA(6) from continuing operations was negative RMB287.2 million (US$42.9 million), compared to negative RMB80.6 million in the second quarter of 2021. Adjusted EBITDA(6) from continuing operations was negative RMB267.3 million (US$39.9 million), compared to negative RMB50.6 million in the second quarter of 2021.

(1) All numbers presented have been rounded to the nearest integer, tenth, or hundredth, and year over year comparisons are based on figures before rounding.

(2) In December 2021, BEST sold its China express business, the principal terms of which were previously announced. As a result, China express business has been deconsolidated from the Company and its historical financial results are reflected in the Company’s consolidated financial statements as discontinued operations accordingly. The financial information and non-GAAP financial information disclosed in this press release is presented on a continuing operations basis, unless otherwise specifically stated.

(3) Non-GAAP net income/loss represents net income/loss excluding share-based compensation expenses, amortization of intangible assets resulting from business acquisitions, and fair value change of equity investments (if any).

(4) See the sections entitled “Use of Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” for more information about the non-GAAP measures referred to within this results announcement.

(5) Diluted earnings/loss per ADS, is calculated by dividing net income/loss attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares expressed in ADS outstanding during the period.

(6) EBITDA represents net income/loss excluding depreciation, amortization, interest expense and income tax expense and minus interest income. Adjusted EBITDA represents EBITDA excluding share-based compensation expenses and fair value change of equity investments (if any).

BUSINESS HIGHLIGHTS(7)

BEST Freight – In the second quarter of 2022, the Company remained focused on developing its e-commerce related business, which contributed 20.4% of total volume, up 1.2% year over year. Freight’s operations were significantly affected by the continued industry-wide logistics disruptions caused by the COVID-19 pandemic. Its volume decreased by 8.8% year over year, as some of its transportation fleet, hubs and sortation centers, have been restricted due to the pandemic.

However, as a result of continued expense control efforts and operating efficiency improvements in the second quarter, the net loss of Freight narrowed by RMB115.7 million or 66.8% to RMB57.4 million while its on-time delivery rate improved by 11.4% quarter over quarter.

BEST UCargo’s operations and financial results are now consolidated with BEST Freight.

BEST Supply Chain Management – During the second quarter of 2022, the Company continued to grow its B2B2C fulfillment network and distribution capabilities (“Cloud OFCs”) while prioritizing higher-margin accounts. The total number of orders fulfilled by Cloud OFCs increased by 7.6% quarter over quarter to 94.0 million in the second quarter of 2022, and the total number of orders fulfilled by franchised Cloud OFCs increased by 9.0% quarter over quarter to 58.9 million. SCM’s gross margin improved by 3.9% to 8.2%, which led to a net profit of RMB12.1 million versus a net loss of RMB20.8 million in the first quarter of 2022.

On the year over year basis, the resurgence of the pandemic and its related controls in the second quarter has severely impacted numbers of orders fulfilled by our B2B2C fulfillment network as many of our warehouses were restricted during the quarter. The total number of orders fulfilled by Cloud OFCs decreased by 22.0% to 94.0 million in the second quarter while the total number of orders fulfilled by franchised Cloud OFCs decreased by 19.4% to 58.9 million.

BEST Global – The pandemic and its related controls significantly impacted e-commerce businesses in SEA and restrained the cross border activities between SEA and China. As a result, Global’s parcel volume decreased by 20.6% year over year, which was 30.8 million in the second quarter of 2022. Despite SEA’s lower volume in the second quarter, our U.S. operations continued to be profitable in the second quarter of 2022.

Others

As part of its Strategic Refocusing Program, the Company continued to wind down its Capital business line in the second quarter of 2022 and expects such winding-down to be substantially completed by the end of 2022.

(7) All numbers presented have been rounded to the nearest integer, tenth, or hundredth, and year over year comparisons are based on figures before rounding.

Key Operational Metrics

	Three Months Ended			% Change YOY
	June 30, 2020	June 30, 2021	June 30, 2022	2021 vs 2020	2022 vs 2021
Freight Volume (Tonne in ‘000)	2,230	2,438	2,223	9.3%	(8.8)%
Supply Chain Management Orders Fulfilled (in ‘000)	111,332	120,471	93,960	8.2%	(22.0)%
Global Parcel Volume in SEA (in ‘000)	16,100	38,761	30,782	140.7%	(20.6)%

FINANCIAL RESULTS(8)

For the Second Quarter Ended June 30, 2022:

Revenue

The following table sets forth a breakdown of revenue by business segment for the periods indicated.

Table 1 – Breakdown of Revenue by Business Segment

	Three Months Ended
	June 30, 2021		June 30, 2022
(In ‘000, except for %)	RMB	% of Revenue	RMB	US$	% of Revenue	% Change YOY
Total Freight	2,259,003	73.0%	1,208,435	180,415	62.8%	(46.5)%
-Freight	1,398,561	45.2%	1,208,220	180,383	62.8%	(13.6)%
-Legacy UCargo	860,442	27.8%	215	32	0.0%	(100.0)%
Supply Chain Management	479,555	15.5%	450,984	67,330	23.4%	(6.0)%
Global	314,602	10.2%	241,171	36,006	12.5%	(23.3)%
Others(9)	40,171	1.3%	25,855	3,860	1.3%	(35.6)%
Total Revenue	3,093,331	100.0%	1,926,445	287,611	100.0%	(37.7)%

●	Freight Service Revenue was RMB1,208.4 million (US$180.4 million) for the second quarter of 2022, compared with RMB2,259.0 million in the same period last year, of which, RMB0.2 million and RMB860.4 million were from the legacy UCargo business line. Freight service revenue, excluding the legacy UCargo business, decreased by 13.6% year over year, primarily resulting from an 8.8% decrease in freight volume and a 5.0% decrease in average selling price per tonne.

(8) All numbers represented the financial results from continuing operations, unless otherwise stated.

(9) “Others” Segment primarily represents Capital business unit. Results from UCargo’s legacy contracts with external customers are now reported under “Freight” segment and prior period segment information were retrospectively revised to conform to current period presentation.

●	Supply Chain Management Service Revenue decreased by 6.0% year over year to RMB451.0 million (US$67.3 million) for the second quarter of 2022 from RMB479.6 million in the same period last year, primarily due to the restrictions on certain warehouses caused by the COVID-19 pandemic and the discontinuation of low-margin legacy accounts.

●	Global Service Revenue decreased by 23.3% year over year to RMB241.2 million (US$36.0 million) for the second quarter of 2022 from RMB314.6 million in the same period last year, primarily due to lower parcel volume, as the pandemic and related controls significantly impacted e-commerce businesses in SEA.

Cost of Revenue

The following table sets forth a breakdown of cost of revenue by business segment for the periods indicated.

Table 2 – Breakdown of Cost of Revenue by Business Segment

	Three Months Ended
	June 30, 2021		June 30, 2022			% of Revenue
(In ‘000, except for %)	RMB	% of Revenue	RMB	US$	% of Revenue	Change YOY
Freight	(2,208,103)	97.7%	(1,302,523)	(194,462)	107.8%	10.1%
Supply Chain Management	(436,530)	91.0%	(413,910)	(61,795)	91.8%	0.8%
Global	(328,597)	104.4%	(276,554)	(41,288)	114.7%	10.3%
Others	(33,876)	84.3%	(27,273)	(4,072)	105.5%	21.2%
Total Cost of Revenue	(3,007,106)	97.2%	(2,020,260)	(301,617)	104.9%	7.7%

●	Cost of Revenue for Freight was RMB1,302.5 million (US$194.5 million) or 107.8% of revenue in the second quarter of 2022. The 10.1% year-over-year increase in cost of revenue as a percentage of revenue was mainly due to higher fuel cost and additional costs caused by the COVID-19 pandemic.

●	Cost of Revenue for Supply Chain Management was RMB413.9 million (US$61.8 million) or 91.8% of revenue in the second quarter of 2022. The 0.8% year-over-year increase in cost of revenue as a percentage of revenue was primarily due to restrictions on certain warehouses caused by the pandemic.

●	Cost of Revenue for Global was RMB276.6 million (US$41.3 million) or 114.7% of revenue in the second quarter of 2022. The 10.3% year-over-year increase in cost of revenue as a percentage of revenue was primarily due to lower parcel volume.

●	Cost of Revenue for Others was RMB 27.3 million (US$4.1 million) or 105.5% of revenue in the second quarter of 2022. The 21.2% year-over-year increase in cost of revenue as a percentage of revenue was primarily due to the winding-down of the BEST Capital business line.

Gross Loss was RMB93.8 million (US$14.0 million) in the second quarter of 2022, compared to a gross profit of RMB86.2 million in the second quarter of 2021; Gross Margin was negative 4.9%, compared to positive 2.8% in the second quarter of 2021.

Operating Expenses

Selling, General and Administrative (“SG&A”) Expenses were RMB326.2 million (US$48.7 million), or 16.9% of revenue, in the second quarter of 2022, compared to RMB262.3 million, or 8.5% of revenue, in the same quarter of 2021. The increase was primarily due to expenses associated with winding down the Capital business and one-time expenses related to the ADS ratio change. Excluding these one off expenses, SG&A expenses in the second quarter decreased by 1.9% year over year.

Research and Development Expenses were RMB42.1 million (US$6.3 million) or 2.2% of revenue in the second quarter of 2022, compared to RMB47.6 million or 1.5% of revenue in the second quarter of 2021, primarily due to reduced headcount and lower revenue.

Share-based Compensation (“SBC”) Expenses included in the cost and expense items above were RMB19.9 million (US$3.0 million) in the second quarter of 2022, compared to RMB30.0 million in the same period of 2021. Of the total SBC expenses, RMB0.1 million (US$0.02 million) was allocated to cost of revenue, RMB1.0 million (US$0.1 million) was allocated to selling expenses, RMB17.6 million (US$2.6 million) was allocated to general and administrative expenses, and RMB1.2 million (US$0.2 million) was allocated to research and development expenses.

Net Loss and Non-GAAP Net Loss from continuing operations

Net Loss from continuing operations in the second quarter of 2022 was RMB337.1 million (US$50.3 million), compared to RMB146.9 million in the same period of 2021. Excluding SBC expenses, amortization of intangible assets resulting from business acquisitions and gain from appreciation of investment, Non-GAAP Net Loss from continuing operations in the second quarter of 2022 was RMB317.2 million (US$47.4 million), compared to RMB116.9 million in the second quarter of 2021.

Diluted loss per ADS and Non-GAAP diluted loss per ADS from continuing operations

Diluted loss per ADS from continuing operations in the second quarter of 2022 was RMB3.88 (US$0.58), compared to a loss of RMB1.82 in the same period of 2021. Excluding SBC expenses, amortization of intangible assets resulting from business acquisitions and gain from appreciation of investment, Non-GAAP diluted loss per ADS from continuing operations in the second quarter of 2022 was RMB3.63 (US$0.54), compared to a loss of RMB1.43 in the second quarter of 2021. A reconciliation of non-GAAP diluted loss per ADS to diluted loss per ADS is included at the end of this results announcement.

Adjusted EBITDA and Adjusted EBITDA Margin from continuing operations

Adjusted EBITDA from continuing operations in the second quarter of 2022 was negative RMB267.3 million (US$39.9million), compared to negative RMB50.6 million in the same period of 2021. Adjusted EBITDA Margin from continuing operations in the second quarter of 2022 was negative 13.9%, compared to negative 1.6% in the same period of 2021.

Cash and Cash Equivalents, Restricted Cash and Short-term Investments

As of June 30, 2022, cash and cash equivalents, restricted cash and short-term investments were RMB4,413.0 million (US$658.9 million), compared to RMB2,935.4 million as of June 30, 2021. In June 2022, the Company bought back aggregate principal amount of US$94.8 million (RMB636.5 million) of its existing Convertible Senior Notes due 2024.

Capital Expenditures (“CAPEX”)

CAPEX was RMB35.0 million (US$5.3 million) or 1.8% of total revenue in the second quarter of 2022, compared to CAPEX of RMB52.9 million or 1.7% of total revenue in the same period of 2021.

SHARES OUTSTANDING

As of August 8, 2022, the Company had approximately 392.9 million ordinary shares outstanding(10). Each American Depositary Share represents five (5) Class A ordinary shares.

FINANCIAL GUIDANCE

Due to the uncertainties relating to the COVID-19 pandemic, the Company is not providing any financial guidance or revenue outlook at this time. We are driving each of our business units toward a speedy recovery as the COVID-19 pandemic eases.

WEBCAST AND CONFERENCE CALL INFORMATION

The Company will hold a conference call at 9:00 pm U.S. Eastern Time on August 17, 2022 (9:00 am Beijing Time on August 18, 2022), to discuss its financial results and operating performance for the second quarter of 2022.

Participants may access the call by dialing the following numbers:

United States	: +1-888-317-6003
Hong Kong	: 800-963976 or +852-5808-1995
Mainland China	: 4001-206115
International	: +1-412-317-6061
Participant Elite Entry Number	: 3818072

(10) The total number of shares outstanding excludes shares reserved for future issuances upon exercise or vesting of awards granted under the Company’s share incentive plans.

A replay of the conference call will be accessible through August 24, 2022 by dialing the following numbers:

United States	: +1-877-344-7529
International	: +1-412-317-0088
Replay Access Code	: 8680053

Please visit the Company's investor relations website to view the earnings release prior to the conference call. A live and archived webcast of the conference call and a corporate presentation will be available at the same site.

ABOUT BEST INC.

BEST Inc. (NYSE: BEST) is a leading integrated smart supply chain solutions and logistics services provider in China and SEA. Through its proprietary technology platform and extensive networks, BEST offers a comprehensive set of logistics and value-added services, including freight delivery, supply chain management and global logistics services. BEST’s mission is to empower business and enrich life by leveraging technology and business model innovation to create a smarter, more efficient supply chain. For more information, please visit: http://www.best-inc.com/en/.

For investor and media inquiries, please contact:

BEST Inc.

Investor relations team

ir@best-inc.com

The Piacente Group, Inc.

Yang Song

Tel: +86-10-6508-0677

E-mail: best@tpg-ir.com

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail:  best@tpg-ir.com

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as BEST's strategic and operational plans, contain forward-looking statements. BEST may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about BEST's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: BEST's goals and strategies; BEST's future business development, results of operations and financial condition; BEST's ability to maintain and enhance its ecosystem; BEST's ability to compete effectively; BEST's ability to continue to innovate, meet evolving market trends, adapt to changing customer demands and maintain its culture of innovation; fluctuations in general economic and business conditions in China and other countries in which BEST operates, and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in BEST's filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and BEST does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

USE OF NON-GAAP FINANCIAL MEASURES

In evaluating its business, BEST considers and uses non-GAAP measures, such as non-GAAP net loss/income, non-GAAP net loss/income margin, adjusted EBITDA, adjusted EBITDA margin, EBITDA, and non-GAAP Diluted earnings/loss per ADS, as supplemental measures in the evaluation of the Company’s operating results and in the Company’s financial and operational decision-making. The Company believes these non-GAAP financial measures that help identify underlying trends in the Company’s business that could otherwise be distorted by the effect of the expenses and gains that the Company includes in loss from operations and net loss. The Company believes that these non-GAAP financial measures provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” in the results announcement.

The non-GAAP financial measures are provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors' overall understanding of the Company's current financial performance and prospects for the future. These non-GAAP financial measures should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for, or superior to, U.S. GAAP results. In addition, the Company's calculation of the non-GAAP financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

Summary of Unaudited Condensed Consolidated Income Statements

(In Thousands)

	Three Months Ended June 30,				Six Months Ended June 30,
	2021	2022			2021	2022
	RMB	RMB		US$	RMB	RMB	US$
Revenue
Freight	2,259,003	1,208,435		180,415	4,302,189	2,301,249	343,567
-Freight	1,398,561	1,208,220		180,383	2,573,054	2,281,680	340,645
-Legacy UCargo	860,442	215		32	1,729,135	19,569	2,922
Supply Chain Management	479,555	450,984		67,330	927,216	859,946	128,387
Global	314,602	241,171		36,006	565,024	509,880	76,123
Others	40,171	25,855		3,860	82,461	57,955	8,652
Total Revenue	3,093,331	1,926,445		287,611	5,876,890	3,729,030	556,729
Cost of Revenue
Freight	(2,208,103)	(1,302,523)		(194,462)	(4,238,055)	(2,472,837)	(369,185)
Supply Chain Management	(436,530)	(413,910)		(61,795)	(860,036)	(805,117)	(120,201)
Global	(328,597)	(276,554)		(41,288)	(593,699)	(562,232)	(83,939)
Others	(33,876)	(27,273)		(4,072)	(47,183)	(59,498)	(8,883)
Total Cost of Revenue	(3,007,106)	(2,020,260)		(301,617)	(5,738,973)	(3,899,684)	(582,208)
Gross Profit/(Loss)	86,225	(93,815)		(14,006)	137,917	(170,654)	(25,479)
Selling Expenses	(64,790)	(66,130)		(9,873)	(119,871)	(121,056)	(18,073)
General and Administrative Expenses	(197,541)	(260,079	)(11)	(38,829)	(392,221)	(460,133)	(68,696)
Research and Development Expenses	(47,586)	(42,127)		(6,289)	(87,651)	(75,302)	(11,242)
Other operating income, net	98,824	116,975		17,464	140,542	119,615	17,858
Loss from Operations	(124,868)	(345,176)		(51,533)	(321,284)	(707,530)	(105,632)
Interest Income	12,654	25,554		3,815	24,361	41,172	6,147
Interest Expense	(38,005)	(25,738)		(3,843)	(73,517)	(52,160)	(7,787)
Foreign Exchange Loss	(1,511)	(107,265)		(16,014)	(711)	(102,420)	(15,291)
Other Income	5,525	19,426		2,900	46,260	21,108	3,151
Other Expense	(3,247)	20,422		3,049	(11,489)	20,042	2,992
Gain on changes in the fair value of derivative assets/liabilities	-	75,757		11,310	-	63,088	9,419
Loss before Income Tax and Share of Net Loss of Equity Investees	(149,452)	(337,020)		(50,316)	(336,380)	(716,700)	(107,001)
Income Tax Expense/(Benefits)	2,643	(93)		(14)	(1,647)	(312)	(47)
Loss before Share of Net loss of Equity Investees	(146,809)	(337,113)		(50,330)	(338,027)	(717,012)	(107,048)
Share of Net Loss of Equity Investees	(42)	-		-	(42)	-	-
Net Loss from continuing operations	(146,851)	(337,113)		(50,330)	(338,069)	(717,012)	(107,048)
Net (loss)/income from discontinued operations	(319,636)	2,511		375	(746,723)	2,227	332
Net Loss	(466,487)	(334,602)		(49,955)	(1,084,792)	(714,785)	(106,716)
Net Loss from continuing operations attributable to non-controlling interests	(5,519)	(29,256)		(4,368)	(10,929)	(50,134)	(7,485)
Net Loss attributable to BEST Inc.	(460,968)	(305,346)		(45,587)	(1,073,863)	(664,651)	(99,231)

(11) Including additional expenses associated with winding down the Capital business line and one-time expenses associated with ADS ratio change of RMB77,677 in aggregate.

Summary of Unaudited Condensed Consolidated Balance Sheets

(In Thousands)

	As of December 31,2021	As of June 30, 2022
	RMB	RMB	US$
Assets
Current Assets
Cash and Cash Equivalents	3,571,745	942,335	140,687
Restricted Cash	675,159	531,386	79,334
Accounts and Notes Receivables	827,631	816,393	121,884
Inventories	25,622	22,693	3,388
Prepayments and Other Current Assets	1,172,472	867,246	129,479
Short-term Investments	147,359	1,613,776	240,930
Amounts Due from Related Parties	125,198	80,100	11,959
Lease Rental Receivables	298,364	149,309	22,291
Total Current Assets	6,843,550	5,023,238	749,952
Non-current Assets
Property and Equipment, Net	762,642	739,421	110,393
Intangible Assets, Net	55,684	65,147	9,726
Long-term Investments	219,171	199,171	29,735
Goodwill	54,135	54,135	8,082
Non-current Deposits	92,866	57,445	8,576
Other Non-current Assets	111,640	74,927	11,186
Restricted Cash	1,069,244	1,325,545	197,899
Lease Rental Receivables	235,429	98,832	14,755
Operating Lease Right-of-use Assets	1,899,522	1,737,218	259,360
Total non-current Assets	4,500,333	4,351,841	649,712
Total Assets	11,343,883	9,375,079	1,399,664
Liabilities and Shareholders’ Equity
Current Liabilities
Long-term borrowings-current	287,814	168,038	25,087
Convertible Senior Notes held by related parties	633,475	1,676,479	250,292
Convertible Senior Notes held by third parties	633,475	34,575	5,162
Short-term Bank Loans	530,495	295,470	44,113
Accounts and Notes Payable	1,353,150	1,500,630	224,038
Income Tax Payable	587	461	69
Customer Advances and Deposits and Deferred Revenue	298,353	270,169	40,335
Accrued Expenses and Other Liabilities	1,591,639	1,116,512	166,691
Financing Lease Liabilities	1,851	1,783	266
Operating Lease Liabilities	518,248	490,091	73,169
Amounts Due to Related Parties	2,763	2,810	420
Total Current Liabilities	5,851,850	5,557,018	829,642

Summary of Unaudited Condensed Consolidated Balance Sheets (Cont’d)

(In Thousands)

	As of December 31, 2021	As of June 30, 2022
	RMB	RMB		US$
Non-current Liabilities
Convertible senior notes held by related parties	955,097	-		-
Long-term borrowings	67,080	21,605		3,226
Operating Lease Liabilities	1,456,843	1,331,302		198,758
Financing Lease Liabilities	2,121	1,774		265
Other Non-current Liabilities	24,261	27,844		4,157
Long-term Bank Loans	769,767	891,325		133,071
Total Non-current Liabilities	3,275,169	2,273,850		339,477
Total Liabilities	9,127,019	7,830,868		1,169,119
Mezzanine Equity:
Convertible Non-controlling Interests	191,865	191,865		28,645
Total mezzanine equity	191,865	191,865		28,645
Shareholders’ Equity
Ordinary Shares	25,988	25,988		3,880
Treasury Shares	(113,031)	(1,475)		(220)
Additional Paid-In Capital	19,522,173	19,451,481		2,904,030
Statutory reserves	167	-		-
Accumulated Deficit	(17,471,716)	(18,169,385	)(12)	(2,712,618)
Accumulated Other Comprehensive Income	107,379	107,834		16,099
BEST Inc. Shareholders’ Equity	2,070,960	1,414,443		211,171
Non-controlling Interests	(45,961)	(62,097)		(9,271)
Total Shareholders’ Equity	2,024,999	1,352,346		201,900
Total Liabilities, Mezzanine Equity and Shareholders’ Equity	11,343,883	9,375,079		1,399,664

(12) Including accumulated accretion to redemption value and deemed dividend in relation to redeemable convertible preferred shares of RMB9,493,807, and accumulated loss from operations of RMB8,675,578.

Summary of Unaudited Condensed Consolidated Statements of Cash Flows

(In Thousands)

	Three Months Ended June 30,			Six Months Ended June 30,
	2021	2022		2021	2022
	RMB	RMB	US$	RMB	RMB	US$
Net cash used in continuing operating activities	(193,898)	(313,558)	(46,811)	(146,011)	(617,654)	(92,213)
Net cash generated from/(used in) discontinued operating activities	102,306	-	-	(603,532)	-	-
Net cash used in operating activities	(91,592)	(313,558)	(46,811)	(749,543)	(617,654)	(92,213)
Net cash generated from/(used in) continuing investing activities	443,819	(100,994)	(15,078)	593,893	(980,536)	(146,390)
Net cash used in discontinued Investing activities	(118,462)	-	-	(245,740)	-	-
Net cash generated from/(used in) investing activities	325,357	(100,994)	(15,078)	348,153	(980,536)	(146,390)
Net cash (used in)/generated from continuing financing activities	(118,894)	(821,512)	(122,649)	155,206	(966,796)	(144,339)
Net cash used in discontinued financing activities	(340,467)	-	-	(513,120)	-	-
Net cash used in financing activities	(459,361)	(821,512)	(122,649)	(357,914)	(966,796)	(144,339)
Exchange Rate Effect on Cash and Cash Equivalents, and Restricted Cash	(37,131)	71,659	10,698	(30,415)	48,104	7,182
Net decrease in Cash and Cash Equivalents, and Restricted Cash	(262,727)	(1,164,405)	(173,840)	(789,719)	(2,516,882)	(375,760)
Cash and Cash Equivalents, and Restricted Cash at Beginning of Period	3,682,129	3,963,671	591,760	4,209,121	5,316,148	793,680
Cash and Cash Equivalents, and Restricted Cash at End of Period	3,419,402	2,799,266	417,920	3,419,402	2,799,266	417,920
Less: Cash and Cash Equivalents, and Restricted Cash held for sales at end of the Period	484,015	-	-	484,015	-	-
Cash and Cash Equivalents, and Restricted Cash from continuing operations at End of Period	2,935,387	2,799,266	417,920	2,935,387	2,799,266	417,920

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

For the Company’s continuing operations, the table below sets forth a reconciliation of the Company’s net (loss)/income to EBITDA, adjusted EBITDA and adjusted EBITDA margin for the periods indicated:

Table 3 – Reconciliation of EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin

	Three Months Ended June 30, 2022
(In RMB‘000)	Freight	Supply Chain	Global	Others	Unallocated(13)	Total
Net (Loss)/Income	(57,418)	12,094	(105,085)	(79,409)	(107,295)	(337,113)
Add
Depreciation & Amortization	20,188	9,416	5,977	6,706	7,315	49,602
Interest Expense	-	-	-	-	25,738	25,738
Income Tax Expense	-	45	12	24	12	93
Subtract
Interest Income	-	-	-	-	(25,554)	(25,554)
EBITDA	(37,230)	21,555	(99,096)	(72,679)	(99,784)	(287,234)
Add
Share-based Compensation Expenses	2,777	1,686	1,415	128	13,934	19,940
Adjusted EBITDA	(34,453)	23,241	(97,681)	(72,551)	(85,850)	(267,294)
Adjusted EBITDA Margin	(2.9)%	5.2%	（40.5)%	(280.6)%	-	(13.9)%

	Three Months Ended June 30, 2021
(In RMB‘000)	Freight	Supply Chain	Global	Others	Unallocated	Total
Net Income/(Loss)	16,601	10,027	(55,271)	(10,844)	(107,364)	(146,851)
Add
Depreciation & Amortization	21,331	9,812	5,655	399	6,325	43,522
Interest Expense	-	-	-	-	38,005	38,005
Income Tax Expense	-	215	21	(2,874)	(5)	(2,643)
Subtract
Interest Income	-	-	-	-	(12,654)	(12,654)
EBITDA	37,932	20,054	(49,595)	(13,319)	(75,693)	(80,621)
Add
Share-based Compensation Expenses	3,512	2,328	2,320	167	21,666	29,993
Adjusted EBITDA	41,444	22,382	(47,275)	(13,152)	(54,027)	(50,628)
Adjusted EBITDA Margin	1.8%	4.7%	(15.0)%	(32.7)%	-	(1.6)%

(13) Unallocated expenses are primarily related to corporate administrative expenses and other miscellaneous items that are not allocated to individual segments.

For the Company’s continuing operations, the table below sets forth a reconciliation of the Company’s net (loss)/income to non-GAAP net Income/(loss), non-GAAP net Income/(loss) margin for the periods indicated:

Table 4 – Reconciliation of Non-GAAP Net (Loss)/Income and Non-GAAP Net (Loss)/Income Margin

	Three Months Ended June 30, 2022
(In RMB‘000)	Freight	Supply Chain	Global	Others	Unallocated	Total
Net (Loss)/Income	(57,418)	12,094	(105,085)	(79,409)	(107,295)	(337,113)
Add
Share-based Compensation Expenses	2,777	1,686	1,415	128	13,934	19,940
Non-GAAP Net (Loss)/Income	(54,641)	13,780	(103,670)	(79,281)	(93,361)	(317,173)
Non-GAAP Net (Loss)/Income Margin	(4.5)%	3.1%	(43.0)%	(306.6)%	-	(16.5)%

	Three Months Ended June 30, 2021
(In RMB‘000)	Freight	Supply Chain	Global	Others	Unallocated	Total
Net Income/(Loss)	16,601	10,027	(55,271)	(10,844)	(107,364)	(146,851)
Add
Share-based Compensation Expenses	3,512	2,328	2,320	167	21,666	29,993
Non-GAAP Net Income/(Loss)	20,113	12,355	(52,951)	(10,677)	(85,698)	(116,858)
Non-GAAP Net Income/(Loss) Margin	0.9%	2.6%	(16.8)%	(26.6)%	-	(3.8)%

For the Company’s continuing operations, the table below sets forth a reconciliation of the Company’s diluted loss per ADS to Non-GAAP diluted loss per ADS for the periods indicated:

Table 5 – Reconciliation of diluted loss per ADS and Non-GAAP diluted loss per ADS

	Three Months Ended June 30,		Six Months Ended June 30,
	2022		2022
(In ‘000)	RMB	US$	RMB	US$
Net Loss Attributable to Ordinary Shareholders	(307,857)	(45,962)	(666,878)	(99,563)
Add
Share-based Compensation Expenses	19,940	2,977	40,623	6,064
Non-GAAP Net Loss Attributable to Ordinary Shareholders	(287,917)	(42,985)	(626,255)	(93,499)
Weighted Average Diluted Ordinary Shares Outstanding During the Quarter
Diluted	396,784,104	396,784,104	391,368,266	391,368,266
Diluted (Non-GAAP)	396,784,104	396,784,104	391,368,266	391,368,266
Diluted loss per ordinary share	(0.78)	(0.12)	(1.70)	(0.25)
Add
Non-GAAP adjustment to net loss per ordinary share	0.05	0.01	0.10	0.01
Non-GAAP diluted loss per ordinary share	(0.73)	(0.11)	(1.60)	(0.24)

Diluted loss per ADS	(3.88)	(0.58)	(8.52)	(1.27)
Add
Non-GAAP adjustment to net loss per ADS	0.25	0.04	0.52	0.08
Non-GAAP diluted loss per ADS	(3.63)	(0.54)	(8.00)	(1.19)